**Stikeman Elliott**

Stikeman Elliott LLP
Barristers & Solicitors
5300 Commerce Court West
199 Bay Street
Toronto, ON Canada  M5L 1B9

Main:   416 869 5500
Fax:     416 947 0866
www.stikeman.com

March 14, 2019


Flair Portal LLC
Suite #300 – 128 W Hastings St.
Vancouver, BC V6B 1G8
Canada


Dear Sirs/Mesdames:

**Re: Non-resident Funding Portal**

*Introduction*

We represent Flair Portal LLC (the "**Client**").  We have been advised that the Client is making an application to the Securities and Exchange Commission ("**SEC**") of the United States of America (the "**US**") as a non-resident funding portal under the *Securities Exchange Act of 1934*.

We have also been advised that pursuant to rule 400(f)(3) of Code of Federal Regulations, Title 17, Chapter II, Part 227 (**"Regulation Crowdfunding"**) the Client requires an opinion of counsel in relation to the matters detailed below, and have been instructed to provide this opinion on:

(a)     whether the Client can, as a matter of British Columbia and Canadian law, provide the SEC and any registered US national securities association of which the Client becomes a member with prompt access to the books and records of the Client; and

(b)     whether the Client can, as a matter of British Columbia and Canadian law, submit to onsite inspection and examination by the SEC and any registered US national securities association of which the Client becomes a member.

*Examination of Documents*

We have examined originals or copies, certified or otherwise identified to our satisfaction, of such public records, certificates of public officials and other documents and records and have made such searches and investigations as we considered necessary or relevant for purposes of the opinions expressed below.

*Assumptions*

In examining all documents we have assumed that: (a) all individuals had the requisite legal capacity; (b) all signatures are genuine; (c) all documents submitted to us as originals are complete and authentic and all photostatic, certified, telecopied, notarial or other copies conform to the originals;  and (d) all facts set forth in the official public records, certificates and documents supplied by public officials or otherwise conveyed to us by public officials are complete, true and accurate;

We have been also been advised and have assumed for the purposes of this opinion that:

(a)     The Client is incorporated in Delaware under the *Delaware Limited Liability Company Act* ("**DLLCA**");

(b) The Client's principal place of business is in British Columbia;

(c) The Client is registered as an extraprovincial company under the British Columbia *Business Corporations Act*;

(d) The Client's business shall be registered with the US SEC and the Financial Industry Regulatory Authority ("**FINRA**");

(e) The Client's business involves raising capital for companies in the US and not in Canada. This business will be carried out via a website known as flairexchange.com (the "**Website**");

(f) Only US companies will raise funds via the Website;

(g) The Client shall be a crowdfunding intermediary under Regulation Crowdfunding; and

(h) The Client meets the definition of a "nonresident funding portal" under Regulation Crowdfunding.

### *Laws, Jurisdiction*

The laws and principles applicable to the Client in Canada and the province of British Columbia include the *Securities Act* (British Columbia) (the "**BC Act**").

The term "**Securities Laws**" means the BC Act together with the published rules, regulations, rulings and orders made and forms prescribed thereunder, and together with all applicable policy statements, multilateral or national instruments and blanket orders and rulings issued or adopted by the British Columbia Securities Commission (the "**BCSC**").

In addition, information sharing arrangements exist that may assist the SEC and/or FINRA in accessing information about the Client. The BCSC acts in cooperation with other regulators, including with the SEC and FINRA, in regulatory and enforcement matters.

Section 169.1(1) of the BC Act states that "For the purposes of administering this Act or assisting in the administration of the securities laws of another jurisdiction, the [BCSC] may, directly or indirectly, collect information from, and use information collected from, […]

(b) a self regulatory body.[…]

(d) a law enforcement agency, government, governmental authority, securities regulatory authority or financial regulatory authority,

in British Columbia or elsewhere."

Section 169.1(2) of the BC Act states that "For the purposes of administering this Act or assisting in the administration of the securities laws of another jurisdiction, the [BCSC] may disclose information to, or share information with, […]

(b) a law enforcement agency, government, governmental authority, securities regulatory authority or financial regulatory authority, or

(c) a person with whom the commission has entered into an arrangement or agreement that related to or includes the sharing of information,

in British Columbia or elsewhere."

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*Qualifications and Limitations*

The BCSC has entered into various information sharing arrangements pursuant to the BC Act. There are also certain qualifications and limitations on the BCSC's willingness or ability to share information, and the BCSC does have the power to restrict the sharing of information in certain circumstances under such arrangements and otherwise.

Pursuant to Section 148(1) of the BC Act, the BCSC may, for the purpose of protecting the integrity of an investigation as specified, make certain orders that prohibit the disclosure of the prescribed types of information relating to the investigation.

There are two information sharing arrangements signed between the SEC and the BCSC. These two MOUs are designed to assist the SEC in securing the cooperation of the BCSC according to established procedures and protocols, and thereby minimize challenges arising from oversight of cross-border market participants such as the Client as a non-resident funding portal, subject to the limitations and restrictions set out therein or under applicable law.

The first memorandum of understanding is dated 7 January 1988, and is between the SEC and the Ontario, Quebec, and British Columbia Securities Commissions ("**1988 MOU**"). The second memorandum of understanding is dated 10 June 2010, and is between the SEC and the Ontario and Quebec Securities Commissions ("**2010 MOU**"); the Alberta and British Columbia Securities Commissions were added as parties to the 2010 MOU by an addendum dated 14 September 2011.

The 1988 MOU provides that its purpose is for the "mutual cooperation in matters relating to the administration and enforcement of United States and Canadian securities laws."

Under the 1988 MOU, the SEC can make requests of the BCSC for assistance. Article 2, Clause 2 provides that:

> 2. Assistance available under this [1988 MOU] includes, but is not limited to:
>
>    (a)    providing access to information in the files of the requested Authority,
>
>    (b)    taking the evidence of persons; and
>
>    (c)    obtaining documents from persons.

Article 5 provides assistance with respect to taking or compelling a person's statement, or, where permissible, testimony statement, or, where permissible, testimony under oath, regarding the matters set forth in a request for assistance.

Where there is no legal authority to provide assistance, Article 2, Clause 3 states that the BCSC will "use all reasonable efforts to obtain the necessary authorization to provide the assistance described in this [1988 MOU]."

The BCSC may deny a request for assistance by the SEC where the request would require it to act in a manner that would violate its laws, where the request is not in accordance with the 1988 MOU, or on grounds of public interest.

The 1988 MOU at Article 6, Clause 1 states that the requesting Authority may only use the information provided for the purposes stated in the request.

The purpose of the 2010 MOU is stated as expressing "willingness to cooperate with each other in the interest of fulfilling their respective regulatory mandates".

Pursuant to paragraph 16 of the 2010 MOU, the BCSC may deny a request for assistance by the SEC where the request would require it to act in a manner that would violate its laws, where the request is not in accordance with the 2010 MOU, or on grounds of public interest.

Assistance available under the 2010 MOU includes, without limitation:

|   |   |
|---|---|
| (i) | providing information and documents held in the possession of the BCSC (paragraph 21); |
| (i) | assistance with on-site visits (paragraph 22); and |
| (ii) | obtaining information and documents regarding the matters set forth in a request for assistance (paragraph 23). |

FINRA and the BCSC have also entered into a memorandum of understanding dated 1 July 2016 for the sharing of confidential information of common interest and necessity for the purpose of enhancing the effectiveness of the regulatory programs and the underlying missions of FINRA and the BCSC ("**2016 MOU**").

Article 1.5 of the 2016 MOU provides that either signatory may make a request for information to the other. Article 1.4 describes the assistance available under the 2016 MOU:

> 1.4 **Requests for Assistance**. If a request for assistance is made, each Authority will use reasonable efforts to provide assistance to the other, subject to the Laws, jurisdictional limits, Section 1.2 and upon a Recipient's request. Assistance may include, but is not limited to: (a) providing Confidential Information in the possession of the Discloser; (b) obtaining specified Confidential Information from persons designated by the Recipient or any third party who may possess the requested Confidential Information (c) the Discloser will obtain other related Confidential Information relevant to the request; (d) seeking responses to questions and/or a statement (or where permissible, testimony under oath) from persons designated by the Recipient, or from any third party who is in possession of Confidential Information that may assist in the execution of the request; (e) confirming or verifying information provide for that purpose by the Discloser; and (f) exchanging information on or discussing issues of mutual interest.

Any request for assistance beyond those enumerated in Article 1.4 is to be discussed by FINRA and the BCSC on a case by case basis.

Article 1.2 sets out the grounds on which a request for assistance may be refused:

> 1.2 **Denied Assistance**. Assistance by the Discloser may be denied in whole or in part for the following reasons: (a) where the request would require the Discloser to act in a manner that would violate Laws; (b) where a criminal proceeding has already been initiated in the jurisdiction of the Discloser based upon the same facts and against the same person, or the same persons have already been the subject of the final punitive sanctions on the same charges by the competent authorities of the jurisdiction of the Recipient, unless the Recipient can demonstrate that the relief or sanctions sought in any proceedings initiated by the Recipient would not be of the same nature or duplicative of any relief or sanction obtained in the jurisdiction of the Discloser; (c) where the request is not made in accordance with the provisions of the [2016 MOU]; (d) where the provision of assistance would be too burdensome so as to disrupt the proper

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performance of the Discloser's functions; (e) where compliance with the request may otherwise be prejudicial to the performance by the Discloser of its functions or business objectives; (f) on grounds of public interest or essential national or provincial interest; and (g) where the Authorities, after consultation, mutually agree that compliance with the request would not be in the best interest of either or both Authorities.

Our opinion is expressed only with respect to the Securities Laws in effect on the date of this opinion, and upon our review and interpretation of the 1988 MOU, the 2010 MOU, and the 2016 MOU.

Based upon the assumptions, qualifications and limitations expressed above and relying on the foregoing, we are of the opinion that:

1.  The Securities Laws do not prevent the Client from providing to the SEC and any registered US national securities association of which the Client becomes a member with access to the books and records of the Client.

2.  The Securities Laws do not prevent the Client from submitting to an onsite inspection and examination by the SEC and any registered US national securities association of which the Client becomes a member.

This opinion is provided solely for the benefit of the persons to whom it is addressed and not for the benefit of any other person. It is rendered solely in respect of the applicable provisions of Regulation Crowdfunding in respect of the Client and not for any other purpose. It may not be used or relied upon by any such addressee for any other purpose, and may not be quoted, in whole or in part, or otherwise referred to or used or relied upon by any other person for any purpose whatsoever, without our prior written consent.

Yours truly,

*Stikeman Elliott LLP*